UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

FOSSIL GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

34988V106

(CUSIP Number)

Kosta N. Kartsotis

Fossil Group, Inc.

901 S. Central Expressway

Richardson, Texas 75080

(972) 234-2525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34988V106

1.	Names of Reporting Persons Kosta N. Kartsotis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,800,837(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,800,837(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,837(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 1,040,291 shares held in grantor retained annuity trusts.

(2) Based on 48,464,206 shares issued and outstanding as of May 5, 2017.

Item 1. Security and Issuer.

This Amendment No. 5 to Schedule 13D is filed to amend the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Fossil Group, Inc., a Delaware corporation (the “Issuer” or “Company”) filed February 17, 2009, as amended and/or supplemented by Amendment No. 1 thereto filed March 6, 2009, as amended and/or supplement by Amendment No. 2 thereto filed May 13, 2009, as amended and/or supplement by Amendment No. 3 thereto filed December 13, 2010, as amended and/or supplement by Amendment No. 4 thereto filed June 13, 2017 (as amended, the “Schedule 13D”).  This Amendment No. 5 is filed to disclose a decrease in the percentage of the Common Stock that may be deemed to be beneficially owned by Mr. Kartsotis and the release of all remaining shares pledged as collateral to secure a line of credit.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5(c) is amended and restated in its entirety as follows:

(c)  Transactions by Mr. Kartsotis in shares of Common Stock of the Issuer in the last sixty days consist of the following transactions:

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
May 25, 2017	0	118,071	$11.8118	Open market sale
May 25, 2017	0	42,794	$11.8430	Open market sale
May 26, 2017	0	739,135	$11.1979	Open market sale
May 30, 2017	0	175,000	$11.2136	Open market sale
June 8, 2017	0	460,281	$10.7191	Open market sale
June 9, 2017	0	60,000	$10.6796	Open market sale
June 14, 2017	0	625,000	$9.7251	Open market sale

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and restated in its entirety as follows:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2017

KOSTA N. KARTSOTIS

By:	/s/ Kosta N. Kartsotis
Name:	Kosta N. Kartsotis